

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 8, 2011

Mr. Frederick S. Cromer
Chief Financial Officer
International Lease Finance Corporation
10250 Constellation Blvd., Suite 3400
Los Angeles, California 90067

    RE: **International Lease Finance Corporation**
             Form 10-K for the Year Ended December 31, 2009
             Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
             September 30, 2010
             File No. 1-31616

Dear Mr. Cromer:

        We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief